FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 07 September 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc ('GSK')

Awards under the GSK Deferred Investment Award programme

In accordance with Disclosure Guidance and Transparency Rule 3.1.4R(1)(a) GSK today announces  a change in the interests of  Persons Discharging Managerial Responsibilities ('PDMR') in notional shares of GSK  as a result of awards made under the GlaxoSmithKline Deferred Investment Award programme (the 'Programme') on 6 September 2018. The awards under the Programme will vest on 14 February 2021.

Awards are made over notional American Depositary Shares and Ordinary Shares. Vesting is subject to the individuals not having served GSK notice or having been terminated by GSK for cause. The awards will not accrue dividends, and on vesting, will be paid in cash.  Executive Directors are not eligible to receive awards under the Programme.

Both awards relate to the PDMRs' employment prior to their being appointed to GSK's Corporate Executive Team.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	An award of notional ADSs under the Company's Deferred Investment Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$39.78	6,320

d)	Aggregated information	n/a (single transaction)
Aggregated volumePrice
e)	Date of the transaction	2018-09-06
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceutical Supply Chain
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	An award of notional Ordinary Shares under the Company's Deferred Investment Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.254	11,060

d)	Aggregated information	n/a (single transaction)
Aggregated volumePrice
e)	Date of the transaction	2018-09-06
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 07, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc